Delisting Determination,The Nasdaq Stock Market, LLC,
July 19, 2018, Rosetta Genomics Ltd. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of Rosetta Genomics Ltd.
(the Company), effective at the opening of the trading session on July 30, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5920(c)(1).
The Company was notified of the Staffs determination on April 16, 2018. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
May 18, 2018, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on May 22, 2018.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on July 2, 2018.